UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

DCP MIDSTREAM, LP

(Name of the Issuer)

DCP Midstream, LP

DCP Midstream GP, LP

DCP Midstream GP, LLC

DCP Midstream, LLC

Phillips Gas Company LLC

Phillips 66 Project Development Inc.

Dynamo Merger Sub LLC

Phillips 66

(Name of Persons Filing Statement)

COMMON UNITS

REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

23311P100

(CUSIP Number of Class of Securities)

Vanessa Allen Sutherland

2331 CityWest Blvd.

Houston, Texas 77042

Telephone: (832) 765-3010

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

William S. Anderson Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 Telephone: (713) 221-1122	G. Michael O’Leary Hunton Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 Telephone: (713) 220-4360	Srinivas M. Raju Richards, Layton & Finger, P.A. 920 N. King Street Wilmington, Delaware 19801 Telephone: (302) 651-7748

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) DCP Midstream, LP, a Delaware limited partnership (the “Partnership”), (ii) DCP Midstream GP, LP, a Delaware limited partnership and the general partner of the Partnership (the “General Partner”), (iii) DCP Midstream GP, LLC, a Delaware limited liability company and the general partner of the General Partner (“DCP GP LLC”), (iv) DCP Midstream, LLC, a Delaware limited liability company (“DCP Midstream”), (v) Phillips Gas Company LLC, a Delaware limited liability company and the Class A Managing Member of DCP Midstream (“PGC”), (vi) Phillips 66 Project Development Inc., a Delaware corporation and indirect wholly owned subsidiary of Phillips 66 (“PDI”), (vii) Dynamo Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of PDI (“Merger Sub”), and (viii) Phillips 66, a Delaware corporation (“Phillips 66”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 5, 2023, by and among Phillips 66, PDI, Merger Sub, the Partnership, the General Partner and DCP GP LLC (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a Delaware limited partnership (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) issued and outstanding as of immediately prior to the Effective Time (other than the Sponsor Owned Units, as defined below) (each, a “Public Common Unit”) will be converted into the right to receive $41.75 per Public Common Unit in cash, without interest. The Partnership’s Series B Preferred Units and Series C Preferred Units will be unaffected by the Merger and will remain issued and outstanding immediately following the Merger. The Common Units owned by DCP Midstream and the General Partner (collectively, the “Sponsor Owned Units”) will be unaffected by the Merger and will remain issued and outstanding immediately following the Merger. Under the terms of the Merger Agreement, at the Effective Time, PDI’s ownership interest in Merger Sub will be converted into a number of new Common Units equal to the number of Public Common Units.

On January 5, 2023, the Special Committee (the “Special Committee”) of the Board of Directors of DCP GP LLC (the “GP Board”), consisting entirely of individuals that satisfy the independence and other requirements for service on the Special Committee that are set forth in the Partnership’s Fifth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), by unanimous vote, (i) determined that the proposed Merger, on the terms and conditions set forth in the Merger Agreement, is in the best interests of the Partnership and the holders of Common Units other than DCP Midstream, the General Partner, Phillips 66 and each of their respective affiliates (the “Public Unitholders”) and the consideration to be paid to the Public Unitholders is fair to the Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, with such approval constituting “Special Approval” for all purposes of the Partnership Agreement, including Section 7.9(a) thereof, DCP GP LLC’s Amended and Restated Limited Liability Company Agreement, including Section 6.09(a) thereof, and the General Partner’s Amended and Restated Agreement of Limited Partnership, including Section 7.9(a) thereof, (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iv) recommended that the GP Board resolve to direct that the Merger Agreement and the approval of the Merger be submitted to a vote of the holders of Common Units.

Following the receipt of the Special Committee’s determination and approvals and its related recommendations, at a meeting held on January 5, 2023, the GP Board (acting, in part, based upon the receipt of the Special Committee’s determination and approvals and its related recommendations), by unanimous vote, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Public Unitholders, (ii) authorized and approved the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the approval of the Merger Agreement and the approval of the Merger be submitted to a vote of the holders of Common Units pursuant to Section 14.3 of the Partnership Agreement and (iv) authorized the holders of Common Units to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Pursuant to the Partnership Agreement, the approval of the Merger Agreement and the Merger by the Partnership’s limited partners requires the affirmative vote or written consent of a majority of the outstanding Common Units. On January 5, 2023, concurrently with the execution and delivery of the Merger Agreement, DCP Midstream and the General Partner, which together owned 56.5% of the Common Units issued and outstanding as of such date, delivered a written consent to the General Partner approving the Merger Agreement and the transactions contemplated thereby, including the Merger.

Completion of the Merger is subject to satisfaction or waiver of certain customary conditions.

Concurrently with the filing of this Transaction Statement, the Partnership is filing a preliminary information statement on Schedule 14C (the “Information Statement”). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A, Item 1001

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A, Item 1002

(a)	Name and Address.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning the Partnership”

(b)	Securities.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning the Partnership”

(c)	Trading Market and Price.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Common Unit Market Price Information”

(d)	Dividends.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Distribution Information”

(e)	Prior Public Offerings.

Not applicable.

(f)	Prior Stock Purchases.

Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A, Item 1003

(a)	Name and Address.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning the Partnership”

“Information Concerning the Phillips 66 Filing Parties”

(b)	Business and Background of Entities.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning the Partnership”

“Information Concerning the Phillips 66 Filing Parties”

(c)	Business and Background of Natural Persons.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Business and Background of Natural Persons”

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A, Item 1004

(a)	Material Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Public Unitholders”

“Special Factors—Delisting and Deregistration”

“Special Factors—No Dissenters’ or Appraisal Rights”

“Special Factors—Accounting Treatment of the Merger”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers”

“Delisting and Deregistration of Common Units”

“Annex A: Agreement and Plan of Merger”

(b)	Purchases.

Not required by Schedule 13E-3.

(c)	Different Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Special Factors—No Dissenters’ or Appraisal Rights”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(d)	Appraisal Rights.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Dissenters’ or Appraisal Rights”

“Questions and Answers”

“Special Factors—No Dissenters’ or Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Provisions for Public Unitholders”

“Special Factors—Provisions for Public Unitholders”

(f)	Eligibility for Listing or Trading.

Not applicable.

ITEM 5	. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A, Item 1005

(a)	Transactions.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Information Concerning the Phillips 66 Filing Parties”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers”

“Past Contacts, Transactions, Negotiations and Agreements”

“Certain Purchases and Sales of Common Units”

“Where You Can Find More Information”

(b)	Significant Corporate Events.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Information Concerning the Phillips 66 Filing Parties”

“Past Contacts, Transactions, Negotiations and Agreements”

“Certain Purchases and Sales of Common Units”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

(c)	Negotiations or Contacts.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Information Concerning the Phillips 66 Filing Parties”

“Past Contacts, Transactions, Negotiations and Agreements”

“Certain Purchases and Sales of Common Units”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

(d)	Conflicts of Interest.

Not required by Schedule 13E-3.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers”

“Past Contacts, Transactions, Negotiations and Agreements”

“Certain Purchases and Sales of Common Units”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

ITEM 6	. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A, Item 1006

(a)	Purposes.

Not required by Schedule 13E-3.

(b)	Use of Securities Acquired.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Delisting and Deregistration of Common Units”

“Annex A: Agreement and Plan of Merger”

(c)	(1)-(8) Plans.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Delisting and Deregistration”

“The Merger Agreement”

“Common Unit Market Price and Distribution Information”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers”

“Delisting and Deregistration of Common Units”

“Annex A: Agreement and Plan of Merger”

(d)	Subject Company Negotiations.

Not required by Schedule 13E-3.

ITEM 7	. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A, Item 1013

(a)	Purposes.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

(b)	Alternatives.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(c)	Reasons.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Position of the Philips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

(d)	Effects.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Delisting and Deregistration of Common Units”

“Annex A: Agreement and Plan of Merger”

ITEM 8	. FAIRNESS OF THE TRANSACTION

Regulation M-A, Item 1014

(a)	Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Opinion of Evercore – Financial Advisor to the Special Committee”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Common Unit Market Price and Distribution Information”

“Annex A: Agreement and Plan of Merger”

“Annex B: Opinion of Evercore Group L.L.C.”

(b)	Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Opinion of Evercore – Financial Advisor to the Special Committee”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Common Unit Market Price and Distribution Information”

“Annex A: Agreement and Plan of Merger”

“Annex B: Opinion of Evercore Group L.L.C.”

(c)	Approval of Security Holders.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(d)	Unaffiliated Representative.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Opinion of Evercore – Financial Advisor to the Special Committee”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Annex B: Opinion of Evercore Group L.L.C.”

(e)	Approval of Directors.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

(f)	Other Offers.

Not applicable.

ITEM	9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A, Item 1015

(a)	Report, Opinion or Appraisal.

The discussion materials prepared by Evercore Group L.L.C. and provided to the Special Committee, dated October 26, 2022, November 2, 2022, November 13, 2022, November 14, 2022, November 15, 2022, November 29, 2022, December 7, 2022, December 14, 2022, December 17, 2022, December 19, 2022 and January 5, 2023 are set forth as Exhibits (c)(2)—(c)(14), respectively, hereto and are incorporated herein by reference. The discussion materials prepared by Barclays Capital Inc. and provided to Phillips 66, dated August 30, 2022 and January 3, 2023 are set forth as Exhibits (c)(15) and (c)(16), respectively, hereto and are incorporated herein by reference. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Approval of the Merger Agreement by the Special Committee and the GP Board”

“Summary Term Sheet—Opinion of Evercore – Financial Advisor to the Special Committee”

“Summary Term Sheet—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Unaudited Financial Projections of the Partnership”

“Special Factors—Opinion of Evercore – Financial Advisor to the Special Committee”

“Special Factors—Financial Advisor Discussion Materials Provided to Phillips 66”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Annex B: Opinion of Evercore Group L.L.C.”

(b)	Preparer and Summary of Report, Opinion or Appraisal.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Approval of the Merger Agreement by the Special Committee and the GP Board”

“Summary Term Sheet—Opinion of Evercore – Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Opinion of Evercore – Financial Advisor to the Special Committee”

“Special Factors—Financial Advisor Discussion Materials Provided to Phillips 66”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Fees and Expenses Relating to the Merger”

“Annex B: Opinion of Evercore Group L.L.C.”

(c)	Availability of Documents.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested holder of Public Common Units or representative who has been so designated in writing.

ITEM	10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A, Item 1007

(a)	Source of Funds.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Summary Term Sheet—Fees and Expenses Relating to the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses Relating to the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(b)	Conditions.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Financing of the Merger”

“Summary Term Sheet—Fees and Expenses Relating to the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses Relating to the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(c)	Expenses.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Effect of Termination; Termination Expenses”

“Summary Term Sheet—Financing of the Merger”

“Summary Term Sheet—Fees and Expenses Relating to the Merger”

“Special Factors—Opinion of Evercore – Financial Advisor to the Special Committee”

“Special Factors—Financial Advisor Discussion Materials Provided to Phillips 66”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses Relating to the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(d)	Borrowed Funds.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing of the Merger”

ITEM	11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A, Item 1008

(a)	Securities Ownership.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Information Concerning the Partnership”

“Information Concerning the Phillips 66 Filing Parties”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers”

(b)	Securities Transactions.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Certain Purchases and Sales of Common Units”

ITEM	12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A, Item 1012

(a)	Solicitation or Recommendation.

Not required by Schedule 13E-3.

(b)	Reasons.

Not required by Schedule 13E-3.

(c)	Intent to Tender.

Not required by Schedule 13E-3.

(d)	Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(e)	Recommendations of Others.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Phillips 66 Filing Parties for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

ITEM  13. FINANCIAL STATEMENTS

Regulation M-A, Item 1010

(a)	Financial Information.

The Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 are incorporated herein by reference.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Incorporation of Certain Documents by Reference”

“Where You Can Find More Information”

(b)	Pro Forma Information.

Not applicable. Paragraph (b) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. The Merger Consideration will consist solely of cash, and, as a result, the Public Unitholders will not have a continuing interest in the Partnership after the Merger. Additionally, the Merger is not subject to any financing condition and Phillips 66 does not anticipate any difficulties obtaining the cash required to fund the Merger. Accordingly, such pro forma data is not material to the Public Unitholders and has not been presented.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A, Item 1009

(a)	Solicitations or Recommendations.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Opinion of Evercore – Financial Advisor to the Special Committee”

“Special Factors—Financial Advisor Discussion Materials Provided to Phillips 66”

“Special Factors—Position of the Phillips 66 Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Special Factors—Fees and Expenses Relating to the Merger”

(b)	Employees and Corporate Assets.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement by the Special Committee and the GP Board”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Special Factors—Fees and Expenses Relating to the Merger”

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

Not required by Schedule 13E-3.

(b)	Golden Parachute Compensation.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“Special Factors—Interests of the Directors and Executive Officers of DCP GP LLC in the Merger”

“The Merger Agreement”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers”

“Annex A: Agreement and Plan of Merger”

(c)	Other Material Information.

The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A, Item 1016

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of DCP Midstream, LP (incorporated herein by reference to DCP Midstream, LP’s Information Statement on Schedule 14C filed concurrently with the SEC).

(a)(2)	Press release issued by DCP Midstream, LP and Phillips 66, dated January 6, 2023 (incorporated by reference to Exhibit 99.1 to DCP Midstream, LP’s Current Report on Form 8-K filed on January 6, 2023).

(a)(3)	Letter to DCP Midstream, LP’s limited partners (incorporated herein by reference to the Information Statement filed herewith as Exhibit (a)(1)).

(c)(1)	Opinion of Evercore Group L.L.C. to the Special Committee of the Board of Directors of DCP Midstream GP, LLC, dated January 5, 2023 (incorporated herein by reference to Annex B to the Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Discussion materials prepared by Evercore Group L.L.C., dated October 26, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(3)	Discussion materials prepared by Evercore Group L.L.C., dated November 2, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(4)	Discussion materials prepared by Evercore Group L.L.C., dated November 13, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(5)	Discussion materials prepared by Evercore Group L.L.C., dated November 14, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(6)	Discussion materials prepared by Evercore Group L.L.C., dated November 15, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(7)	Discussion materials prepared by Evercore Group L.L.C., dated November 15, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(8)	Discussion materials prepared by Evercore Group L.L.C., dated November 29, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(9)	Discussion materials prepared by Evercore Group L.L.C., dated December 7, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(10)	Discussion materials prepared by Evercore Group L.L.C., dated December 14, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(11)	Discussion materials prepared by Evercore Group L.L.C., dated December 17, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(12)	Discussion materials prepared by Evercore Group L.L.C., dated December 19, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(13)	Discussion materials prepared by Evercore Group L.L.C., dated January 5, 2023, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(14)	Discussion materials prepared by Evercore Group L.L.C., dated January 5, 2023, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(15)	Discussion materials prepared by Barclays, dated August 30, 2022, for Phillips 66.

(c)(16)	Discussion materials prepared by Barclays, dated January 3, 2023, for Phillips 66.

(d)(1)	Agreement and Plan of Merger, dated as of January 5, 2023, by and among Phillips 66, Phillips 66 Project Development Inc., Dynamo Merger Sub LLC, DCP Midstream, LP, DCP Midstream GP, LP and DCP Midstream GP, LLC (incorporated herein by reference to Annex A to the Information Statement filed herewith as Exhibit (a)(1)).

(f)(1)	Fifth Amended and Restated Agreement of Limited Partnership of DCP Midstream, LP, dated as of November 6, 2019 (incorporated by reference to Exhibit 3.1 to DCP Midstream, LP’s Current Report on Form 8-K filed on November 8, 2019).

(f)(2)	Delaware Code Title 6 § 17-212.

(107)	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 22, 2023	DCP MIDSTREAM, LP

By: DCP Midstream GP, LP its General Partner

By: DCP Midstream GP, LLC its General Partner

	By:	/s/ Donald A. Baldridge
Name: Donald A. Baldridge
Title: Interim Chief Executive Officer

Dated as of March 22, 2023	DCP MIDSTREAM GP, LLC

	By:	/s/ Kamal Gala
Name: Kamal Gala
Title: Corporate Secretary

Dated as of March 22, 2023	DCP MIDSTREAM GP, LP

By: DCP Midstream GP, LLC its General Partner

	By:	/s/ Kamal Gala
Name: Kamal Gala
Title: Corporate Secretary

Dated as of March 22, 2023	DCP MIDSTREAM, LLC

By: Phillips Gas Company LLC its Class A Managing Member

	By:	/s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: President

Dated as of March 22, 2023	PHILLIPS 66

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream and Chemicals

Dated as of March 22, 2023	PHILLIPS 66 PROJECT DEVELOPMENT INC.

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President

Dated as of March 22, 2023	PHILLIPS GAS COMPANY LLC

	By:	/s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: President

Dated as of March 22, 2023	DYNAMO MERGER SUB LLC

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President